

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 16, 2010

VIA U.S. MAIL and FACSIMILE (310) 271-2632

Derrick Romine
Chief Financial Officer
Cardo Medical, Inc.
9701 Wilshire Blvd., Suite 1100
Beverly Hills, CA   90212

> **Re: Form 10-K for the fiscal year ended December 31, 2009**
> **Filed September 29, 2008**
> **Form 10-Q for the fiscal quarter ended March 31, 2010**
> **File No. 000-21419**

Dear Mr. Romine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

1. Please demonstrate to us how you determined the aggregate market value of common equity held by non-affiliates disclosed here. Show us all calculations. Include in your response, at a minimum: (1) the price of your common equity on the last business day of your quarter ended June 30, 2009; (2) the number of shares outstanding on that date; and (3) the identities of each affiliate who held your common equity on that date and the amount of common equity each affiliate held.

Item 1. Business, page 1

Third-Party Reimbursement, page 12

2. Please tell us, and revise future filings to disclose, whether third-party payors currently reimburse healthcare providers for procedures involving your products.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 41

3. We reference the disclosure that one of your most significant uses of cash related to the build-up of inventory. In this regard, we see that inventory significantly increased from $942,000 at December 31, 2008 to $3.2 million at December 31, 2009. Please tell us why inventory has substantially increased at December 31, 2009. Future filings should include a discussion of the underlying reasons for and the impact of significant changes in financial condition, including investments in inventory and capital expenditures. Refer to Item 303 of Regulation S-K.

4. As a related matter, please also tell us how you determined that none of your inventory is impaired at December 31, 2009.

Consolidated Financial Statements

Note 7. Vertebron Transaction, page 54

5. We also see that the transaction to acquire Vertebron did not meet the definition of a business combination and was accounted for as an asset purchase. Please provide the basis in the accounting literature for your accounting treatment and tell us why the transaction does not represent the acquisition of a business which should be accounted for under FASB ASC 805.

6. In this regard, we reference the statement on page 5 that you acquired all intellectual property rights owned by Vertebron. Please tell us how you determined the allocation of the purchase price and the reason this was allocated entirely to inventory with no allocation to any intangible a

Item 15. Exhibits, Financial Statement Schedules, page 67

7. Given the disclosure on page 22 of the registration statement on Form S-3 you filed on February 8, 2010 about incorporating your future filings by reference, it appears you were required to file your auditor's consent as an exhibit to your annual report on Form 10-K. See Regulation S-K Item 601(b)(23). Please amend your Form 10-K   accordingly or file that consent as an exhibit to an appropriate Exchange Act filing, as appropriate.

Form 10-Q for the fiscal quarter ended March 31, 2010

Condensed Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 4

8. In future filings please provide a more substantive discussion of management's plan to continue to raise capital and generate positive cash flows from operations, including the related uncertainties and anticipated cash requirements over the next 12 months. You should also address your plans to address profitable operations. The disclosure should include a viable plan that would allow you to continue as a going concern for at least 12 months following the date of the financial statements.

9. In addition, please tell us how you considered the going concern matters in you assessment of the recoverability of goodwill and long-lived assets.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Louis Rambo at (202) 551-3289 or Geoff Kruczek at (202) 551-3641.

Sincerely,

Brian Cascio
Accounting Branch Chief

Cc: Joshua Weingard, Chief Legal Officer